Exhibit 99.6

Emera Reports Q3 2016 Earnings

HALIFAX, Nova Scotia, November 7, 2016: Emera (TSX: EMA) today reported results for the third quarter of 2016.

3Q 2016 Highlights:

Reported Net Income:

•	Reported a Q3 2016 loss of $(95) million, compared with net income of $35 million in Q3 2015.

•	Reported net income included a $109 million after-tax mark-to-market adjustment primarily at Emera Energy.

•	Reported loss per common share in Q3 2016 of $(0.52), compared with $0.24 per common share in Q3 2015.

Financial Highlights (in millions of $CAD, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Net income attributable to common shareholders	$(95)	$35	$157	$205
Earnings per common share - basic	$(0.52)	$0.24	$0.98	$1.41
After-tax mark-to-market gain (loss)	$(109)	$12	$(214)	$(38)
Adjusted net income attributable to common shareholders(1)(2)	$14	$23	$371	$243
Adjusted earnings per common share - basic(1)(2)	$0.08	$0.16	$2.31	$1.67
TECO Energy acquisition costs	$(0.65)	$(0.14)	$(1.12)	$(0.14)

Adjusted earnings per common share(1) excluding TECO Energy acquisition costs	$0.73	$0.30	$3.43	$1.81

Weighted average shares of common stock outstanding - basic (millions of shares for the three months ended September 30)	182.8	146.0

(1)	See “Non-GAAP Measures” noted below.
(2)	Adjusted net income(1) and Adjusted earnings per common share(1) exclude the effect of mark-to-market adjustments.

“Our strong third quarter results, which include Emera Florida and New Mexico for the first time, reflect summer earnings in Florida and excellent cost control at New Mexico Gas Company. With the addition of these companies, we have now exceeded our target mix of net income from regulated operations and our dividend is more than covered by regulated earnings,” said Chris Huskilson, President and CEO of Emera Inc. “While the quarter was positive from a financial perspective, our thoughts remain with the citizens of Grand Bahama, following Hurricane Matthew’s direct strike on Grand Bahama Island and the damage to property, livelihoods and the transmission and distribution system. Crews from the Grand Bahama Utility and crews from virtually all of Emera’s utilities continue to work diligently to safely restore power to our customers. We are proud of the efforts of all of the Emera companies who are assisting in this significant effort.”

Adjusted Net Income (excluding after-tax mark-to-market impacts):

•	Adjusted net income(1) was $14 million, or $0.08 per common share, in Q3 2016, compared with income of $23 million or $0.16 per common share in Q3 2015.

•	Further adjusted to exclude TECO Energy acquisition costs of $119 million after tax ($0.65 per common share), adjusted net income(1) was $133 million ($0.73 per common share) in Q3 2016, compared with $43 million or $0.30 per common share in Q3 2015. The acquisition costs included legal, banking and advisory fees, New Mexico Gas Company stipulation commitments, accelerated vesting of TECO Energy stock based compensation, acquisition related financing, non-cash accounting related costs associated with the conversion of the convertible debentures, and convertible debenture related interest.

•	Included in Q3 2016 adjusted net income(1) was a net contribution to adjusted net income of $60 million or $0.33 per common share from the $109 million contribution from Emera Florida and New Mexico segment offset by $49 million in after-tax incremental interest expense associated with the permanent financing of the TECO Energy acquisition.

2016 Year-to-Date Highlights

Reported Net Income:

•	Reported net income of $157 million, compared with $205 million in the 2015 period.

•	Reported net income included a $214 million after-tax mark-to-market adjustment primarily at Emera Energy.

•	Reported earnings per share of $0.98, compared with $1.41 in the 2015 period

Adjusted Net Income

•	Adjusted net income(1) was $371 million, or $2.31 per common share, compared with $243 million or $1.67 per common share, in the 2015 period. Our year-to-date adjusted net income included:

•	TECO Energy acquisition costs of $179 million, or $1.12 per common share, compared with $20 million, or $0.14 in the 2015 period, which include the items discussed above and pre-closing financing costs.

•	Gain on sale of APUC common shares - Emera completed the sale of 50.1 million common shares of APUC, resulting in an after-tax gain of $146 million or $0.97 per common share.

•	Gain on APUC conversion - Emera exchanged 12.9 million APUC subscription receipts and dividend equivalents into 12.9 million APUC common shares in Q2, resulting in an after-tax gain of $53 million or $0.35 per common share.

•	Gain on BLPC SIF regulatory liability - BLPC secured support from the Government of Barbados and the Trustees of the SIF to reduce the contingency funding in the SIF to $29 million. Using third party risk advisors, Emera reduced the SIF regulatory liability and recorded an after-tax gain of $43 million or $0.29 per common share.

•	Emera Energy’s recognition of fuel taxes - Emera Energy recorded $12 million after-tax or $0.08 per common share liability for unpaid state tax on natural gas sales made from November 2013 through March 2016.

Consolidated Financial Review:

Below is a table highlighting significant changes between adjusted net income from 2015 to 2016 in the third quarter and year-to-date periods.

For the millions of Canadian dollars	Three months ended September 30	Nine months ended September 30
Adjusted net income – 2015	$23	$243
Emera Florida and New Mexico	109	109
Acquisition and financing costs related to the acquisition of TECO Energy	(99)	(159)
TECO Energy post-acquisition financing costs	(49)	(49)
Gain on sale of APUC common shares	—	146
Gain on conversion of APUC subscription receipts and dividend equivalents to common shares of APUC	—	53
Gain on BLPC SIF regulatory liability	—	43
Emera Caribbean	11	22
NSPI	10	6
Emera Energy’ (1)	(15)	(52)
2015 gain on the sale of NWP	—	(12)
Emera Energy’s recognition of fuel taxes for 2013 through March 2016	—	(12)
Other	24	33

Adjusted net income – 2016	$14	$371

(1)	excludes the effect of mark-to-market adjustments.

Q3 2016

Segmented Results

Emera reports its results in six operating segments: Emera Florida and New Mexico, Nova Scotia Power Inc., Emera Maine, Emera Caribbean, Emera Energy, and Corporate & Other. The Pipelines segment is now included in Corporate & Other.

Quarterly Segmented Results (in millions of $CAD, except per share amounts)

			Adjusted Net Income(1)
	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Emera Florida and New Mexico	$109	$—	$109	$—
Nova Scotia Power Inc.	15	5	96	90
Emera Maine	17	15	36	40
Emera Caribbean	24	13	92	27
Emera Energy(2)	—	15	19	95
Corporate & Other(2)	(151)	(25)	19	(9)

TOTAL	$14	$23	$371	$243

Adjusted EPS (basic)(1)	$0.08	$0.16	$2.31	$1.67

(1)	See “Non-GAAP Measures” noted below.
(2)	Adjusted net income(1) excludes after-tax mark-to-market loss in Pipelines, Emera Energy, and Corporate and Other

Emera Florida and New Mexico’s net income was $109 million. Results were driven by higher electricity sales resulting from strong customer growth, warmer than normal weather in Florida, and a continued focus on cost control in New Mexico Gas Company. The net contribution to adjusted net income was $60 million or $0.33 per common share after the $49 million in after-tax incremental interest expense associated with the permanent financing of the TECO Energy acquisition.

Nova Scotia Power Inc.’s net income was $15 million in Q3 2016, an increase of $10 million from the $5 million in Q3 2015. The increase was primarily due to decreased OM&G and timing of regulatory deferrals partially offset by Demand Side Management (DSM) program costs that are no longer deferred. NSPI’s net income year-to-date was $96 million compared to $90 million for the same period last year.

Emera Maine’s net income was $17 million Q3 2016, compared to Q3 2015 net income of $15 million. Emera Maine’s net income year-to-date was $36 million compared to $40 million for the same period last year.

Emera Caribbean’s net income of $24 million in Q3 2016 represents an increase of $11 million compared to Q3 2015 net income of $13 million. The increase was primarily due to a decrease in OM&G, and higher energy sales at BLPC. Emera Caribbean’s net income year-to-date was $92 million compared to $27 million for the same period last year. In addition, the year-to-date increase was primarily the result of the gain from the BLPC SIF as a result of the reduction in the regulatory liability recorded in Q2 2016. Third quarter results do not reflect any costs associated with Hurricane Matthew, which are expected to be fully recovered from customers over time.

Emera Energy’s net income, adjusted to exclude mark-to-market changes, was nil in Q3 2016 compared to net income of $15 million in the same quarter last year. The decrease was primarily due to higher fuel for generation and purchased power due to the expiration of a favorable gas contract at Bayside Power in 2016, lower marketing and trading margin reflecting continued low natural gas prices and volatility across the Northeast US and an increase in short-term fixed cost commitments for transportation and storage. Emera Energy’s adjusted net income year-to-date was $19 million compared to $95 million for the same period last year.

Mark-to-Market Adjustments after-tax mark-to-market losses increased $121 million to $109 million in Q3 2016 compared to $12 million gain in Q3 2015 and increased $176 million to $214 million year-to-date in 2016 compared to $38 million loss for the same period in 2015. The increased mark-to market losses in the quarter are primarily due to changes in existing positions on long-term contracts and the amortization of 2015 gas transportation assets at Emera Energy.

Corporate & Other’s net loss, adjusted to exclude mark-to-market changes, was $(151) million in Q3 2016 compared to a net loss of $(25) million in Q3 2015. The increased loss was primarily due to higher interest expense as a result of interest on the permanent financing of the TECO acquisition, non-cash accounting related costs associated with the conversion of the convertible debentures, and costs related to the TECO acquisition. Corporate & Other’s adjusted net income was $19 million year-to-date compared to a loss of $(9) million for the same period last year. Year-to-date results include $179 million of after-tax TECO acquisition costs, which were more than offset by the $199 million of after-tax gains on the sale of the APUC shares and the conversion of the APUC subscription receipts in the second quarter of 2016.

(1) Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference Tuesday, November 8, 2016 at 11:00am Atlantic time (10:00am Toronto/Montreal/New York; 9:00am Winnipeg; 8:00am Calgary; 7:00am Vancouver) to discuss the Q3 2016 financial results.

Analysts and other interested parties in North America wanting to participate in the call should dial 1 (888) 241-0394 at least 10 minutes prior to the start of the call. International participants wanting to participate should dial (647) 427-3413. No pass code is required. The teleconference will be recorded. If you are unable to join the teleconference live, you can dial for playback, toll-free at 1-855-859-2056. The Conference ID is 95080202 (available until midnight, November 27, 2016).

The teleconference will also be web cast live at emera.com and available for playback for one year.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $28 billion in assets and 2015 pro-forma revenues of $6.3 billion. The company invests in electricity generation, transmission and distribution, gas transmission and distribution, and utility energy services with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera continues to target having 75-85% of its adjusted earnings come from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, and EMA.PR.F. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR. Additional Information can be accessed at http://www.emera.com or at www.sedar.com

For more information, please contact:

Mark Kane

Vice President, Investor Relations

(813) 228-1772

Neera Ritcey

Manager, Investor Relations

(902) 428-6059

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